September 24, 2018

David Lazar
Chief Executive Officer
Shentang International, Inc.
3445 Lawrence Ave.
Oceanside, NY

       Re: Shentang International, Inc.
           Registration Statement on Form 10-12G
           Filed August 2, 2018
           File No. 000-55973

Dear Mr. Lazar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Matthew Mc Murdo, Esq.